SECRETARY’S CERTIFICATE

I, Sean Lawler, being duly appointed Secretary of The North Country Funds (the “Trust”), consisting of the North Country Equity Growth Fund and the North Country Intermediate Bond Fund (the “Funds”), duly certify and attest that, at a Board of Trustees meeting held on October 20, 2020, the following resolutions were unanimously adopted:

RESOLVED, that the Board of Trustees, and by separate vote of a majority of Trustees who are not “interested persons” of the Trust (“Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), hereby authorizes the appropriate officers of the Trust to renew the Trust’s Fidelity Bond for the term December 21, 2020 to December 21, 2021, in a form and amount substantially similar to the Trust’s current Fidelity Bond having an aggregate coverage of $600,000, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by the Board, including, among other things, the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trust; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take all appropriate actions, including adjusting the terms of the Fidelity Bond as necessary, with the advice of legal counsel to the Trust, to provide and maintain the Fidelity Bond on behalf of the Trust; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to file or cause to be filed the Fidelity Bond on behalf of the Trust with the Securities and Exchange Commission (“SEC”) and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act.

/s/ Sean Lawler

Sean Lawler

Crime*SHIELD* Policy for Mercantile Entities

THE HARTFORD

Co Code		Co Code	
1	Hartford Fire Insurance Company Hartford, CT 06115	F	Hartford Insurance Company of Illinois Naperville, IL 60566
3	Hartford Casualty Insurance Company Hartford, CT 06115	G	Hartford Insurance Company of the Midwest Indianapolis, IN 46204
		J	Hartford Insurance Company of the Southeast Maitland, FL 32751

The Company is shown above by Co. Code 1

POLICY NUMBER 08 FI 0239988

In return for the payment of the premium, and subject to all the terms of this Policy, we agree with you to provide the insurance stated in this Policy.

DECLARATIONS

ITEM

1. Named Insured: THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

2. Mailing Address: 80 ARKAY DR.
STE. 110
HAUPPAUGE, NY 11788

3. Policy Period: from 12/21/20 until cancelled
(12:01 A.M. Standard Time at Your Mailing Address)

4. Coverages, Limits of Insurance and Deductibles:

Insuring Agreements, Limit of Insurance and Deductible Amounts shown below are subject to all of the terms of this policy that apply.

	Insuring Agreements Forming Part of This Policy	Limit of Insurance	Deductible Amount
1.	Employee Theft	$ 600,000	$ 5,000
2.	Depositors Forgery or Alteration	$ N/A	$ N/A
3.	Theft, Disappearance and Destruction - *Money, Securities and Other Property*	$ N/A	$ N/A
4.	Robbery and Safe Burglary - *Money and Securities*	$ N/A	$ N/A
5.	Computer and Funds Transfer Fraud	$ N/A	$ N/A

5. Form Numbers of Endorsements Forming Part of This Policy When Issued:

SEE FORM GU207 (SCHEDULE OF FORMS AND ENDORSEMENTS)

6. Cancellation of Prior Insurance: By acceptance of this Policy you give us notice cancelling prior policies or bonds numbered: 00FI 0239988 the cancellations to be effective at the time this policy becomes effective.

This Policy has been signed by the Company's President and Secretary, but it shall not be binding unless it is countersigned by its authorized representative.

Lisa Levin, Secretary

Douglas Elliot, President

Countersigned by:

Authorized Representative

Throughout this Policy the words "you" and "your" refer to the named Insured in the Declarations. The words "we", "us", and "our" refer to the Company providing this insurance. Other words and phrases that appear in quotation marks have a special meaning. Refer to Section V., Exclusions; Section VI., General Conditions; and Section VII., Definitions, to determine where this Policy restricts coverage.

I. CONSIDERATION CLAUSE

In exchange for the payment of premium and subject to the Declarations, Insuring Agreements, Exclusions, General Conditions, Definitions and terms of this Policy, we will pay for loss which you sustain resulting directly from acts committed or events occurring at any time and discovered by you during the Policy Period shown in the Declarations or during the period of time provided in General Condition L., EXTENDED PERIOD TO DISCOVER LOSS.

II. INSURING AGREEMENTS

Coverage is provided under the following Insuring Agreements if either an amount is stated in the Insuring Agreement or for which there is a Limit of Liability shown in the Declarations.

A. INSURING AGREEMENT 1. - EMPLOYEE THEFT

We will pay for loss of or damage to "money", "securities" and "other property" which results directly from "theft" by an "employee", whether or not identifiable, while acting alone or in collusion with other persons.

B. INSURING AGREEMENT 2. - DEPOSITORS FORGERY OR ALTERATION

1. We will pay for loss resulting directly from "forgery" or alteration of checks, drafts, promissory notes, or similar written promises, orders or directions to pay a sum certain in "money" that are

   a. made or drawn upon you; or

   b. made or drawn by one acting as your agent and drawn on your account

   or that are purported to have been so made or drawn.

2. We will treat mechanically reproduced signatures the same as handwritten signatures.

3. If you are sued for refusing to pay any instrument in B.1. above, on the basis that it has been forged or altered and you have our written consent to defend against that suit, we will pay for any reasonable legal expenses that you incur and pay in such defense. The amount that we will pay is in addition to the Limit of Liability applicable to this Insuring Agreement. If a Deductible Amount applies to this Insuring Agreement, we will also apply it to the amount of legal expenses incurred in this Insuring Agreement.

4. You must include with your proof of loss any instrument involved in that loss, or, if that is not possible, an affidavit setting forth the amount and cause of loss and describing both sides of said instrument.

5. This Insuring Agreement covers loss you sustain anywhere in the world; the Territory General Condition does not apply.

C. INSURING AGREEMENT 3. - THEFT, DISAPPEARANCE AND DESTRUCTION - MONEY, SECURITIES AND OTHER PROPERTY

1. INSIDE THE PREMISES

a. We will pay for loss of "money" and "securities" inside the "premises" or "banking premises" resulting directly from "theft", disappearance or destruction.

b. We will pay for loss of or damage to "other property"

(1) inside the "premises" resulting directly from an actual or attempted "robbery" of a "custodian"; or

(2) inside the "premises" in a safe or vault resulting directly from an actual or attempted "safe burglary".

c. We will pay for loss from damage to the "premises" or its exterior resulting from an actual or attempted

(1) "theft" of "money" or "securities"; or

(2) "robbery" or "safe burglary" of "other property"

if you are the owner of the "premises" or are liable for damage to it.

d. We will pay for loss of or damage to a locked safe, vault, cash register, cash box or cash drawer located inside the "premises" resulting directly from an actual or attempted "theft" or unlawful entry into those containers.

2. OUTSIDE THE PREMISES

We will pay for

a. loss of "money" and "securities" outside the "premises" in the care and custody of a "messenger" or an armored motor vehicle company resulting directly from "theft', disappearance or destruction; or

b. loss of or damage to "other property" outside the "premises" in the care and custody of a "messenger" or an armored motor vehicle company resulting directly from an actual or attempted "robbery".

D. INSURING AGREEMENT 4. - ROBBERY AND SAFE BURGLARY - MONEY AND SECURITIES

1. INSIDE THE PREMISES

We will pay for loss of or damage to "money" and "securities"

a. resulting directly from an actual or attempted "robbery" of a "custodian" inside the "premises"; or

b. resulting directly from an actual or an attempted "safe burglary" occurring inside the "premises" or inside a "banking premises".

2. OUTSIDE THE PREMISES

We will pay for loss of or damage to "money" and "securities" outside the "premises" in the care and custody of a "messenger" or an armored motor vehicle company resulting directly from an actual or attempted "robbery".

E. INSURING AGREEMENT 5. - COMPUTER AND FUNDS TRANSFER FRAUD

We will pay for loss of and loss from damage to "money", "securities" and "other property" following and directly related to the use of any computer to fraudulently cause a transfer of that property from inside the "premises" or "banking premises"

1. to a person (other than a "messenger") outside those "premises"; or

2. to a place outside those "premises".

And, we will pay for loss of "money" or "securities" through "funds transfer fraud" resulting directly from "fraudulent transfer instructions" communicated to a "financial institution" and instructing such institution to pay, deliver, or transfer "money" or "securities" from your "transfer account".

F. **INSURING AGREEMENT 6. - MONEY ORDERS AND COUNTERFEIT CURRENCY**

1. We will pay for loss resulting directly from your having in good faith, in exchange for merchandise, "money" or services accepted

   a. money orders issued by any post office, express company or bank in the United States of America or Canada that are not paid upon presentation; and

   b. "counterfeit" United States of America or Canadian Paper currency

   that is acquired during the regular course of business. The Limit of Insurance under this insuring agreement is $50,000. and there is no deductible applying to loss covered under this agreement.

2. You must notify the police if you have reason to believe that you have accepted a "counterfeit" money order or "counterfeit" paper currency.

III. LIMIT OF INSURANCE

The most that we will pay for loss in any one "occurrence" is the applicable Limit of Insurance shown in the Declarations.

IV. DEDUCTIBLE

We will not pay for loss in any one "occurrence" unless the amount of the loss exceeds the Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance. In the event that more than one Deductible Amount could apply to the same loss, only the highest Deductible Amount will be applied.

You must give us notice as soon as possible of any loss of the type insured under the Policy if, in your best estimation, such loss will, or will appear to exceed 25% of the current Deductible Amount for the Insuring Agreement under which the loss has occurred.

V. EXCLUSIONS *(Applying To All Insuring Agreements Unless Otherwise Specified)*

This Policy Does Not Apply To And We Will Not Pay For:

A. **Accounting or Arithmetical Errors or Omissions**

Loss resulting from accounting or arithmetical errors or omissions.

B. **Acts Committed By You**

Loss resulting from "theft" or any other dishonest or criminal acts committed by you whether acting alone or in collusion with others.

C. **Acts of Employees, Managers, Directors, Trustees or Representatives**

Loss resulting from "theft" or any other dishonest or criminal act committed by any of your "employees", managers, directors, trustees or representatives whether acting alone or in collusion with other persons or while performing services for you or otherwise except when covered under Insuring Agreement 1.

D. **Employee Cancelled Under Prior Insurance**

Loss caused by any "employee" of yours or predecessor in interest of yours, for whom similar prior insurance has been cancelled and not reinstated since the last cancellation.

E. Exchanges or Purchases

Loss resulting from the giving or surrendering of property in any exchange or purchase.

F. Fire

Loss from damage to the premises resulting from fire, however caused, **except** for loss of or damage to "money" or "securities" and loss from damage to a safe or vault under Insuring Agreement 3. and 4.

G. Governmental Action

Loss resulting from seizure or destruction of property by order of governmental authority.

H. Indirect Loss

Loss that is an indirect result of any act or "occurrence" covered by this Policy including but not limited to loss resulting from

1. your inability to realize income that you would have realized had there been no loss of or damage to "money", "securities" or "other property".

2. payment or damages of any type for which you are legally liable. But we will pay compensatory damages arising directly from a loss covered under this policy.

3. payment of costs, fees or other expenses you incur in establishing either the existence of or the amount of loss under this policy.

I. Inventory Shortages

Loss, or that part of any loss, the proof of which as to its existence or amount is dependent upon

1. an inventory computation; or

2. a profit and loss computation.

However, where you establish wholly apart from such inventory computations that you have sustained a loss covered under this Policy, then you may offer your inventory records and actual physical count of inventory in support of the amount of loss claimed.

J. Legal Expenses

Expenses related to any legal action except when covered under Insuring Agreement 2.

K. Money Operated Devices

Loss of property contained in any money operated device unless the amount of any "money" deposited in it is recorded by a continuous recording instrument in the device.

L. Motor Vehicles or Equipment And Accessories

Loss of or damage to motor vehicles, trailers, or semi-trailers or equipment or accessories attached to them.

M. Nuclear

Loss resulting from nuclear reaction, nuclear radiation, or radioactive contamination, or any related act or incident.

N. **Risks Inherent in Insurance Operations**

Loss resulting directly or indirectly from contractual or extra contractual liability sustained by you in connection with the issuance of contracts or purported contracts of insurance, indemnity or suretyship.

O **Trading Losses**

Loss resulting directly or indirectly from trading, whether in your name or in a genuine or fictitious account.

P. **Transfer or Surrender of Property**

Loss of or damage to property of any kind after it has been transferred or surrendered to a person or place outside the "premises" or "banking premises"

1. on the basis of unauthorized instructions; or

2. as a result of a threat to do bodily harm to any person; or

3. as a result of a threat to do damage to any property.

But this Exclusion does not apply under Insuring Agreement 3. or 4. to loss of "money", "securities" and "other property" while outside the "premises" or "banking premises" in the care and custody of a "messenger" if you:

1. had no knowledge of any threat at the time that the conveyance began; or

2. had knowledge of a threat at the time the conveyance began, but the loss was not related to the threat.

Q. **Vandalism**

Loss from damages to the "premises" or to the exterior of any safe, vault, cash box, cash drawer or, cash register by vandalism or mischief.

R. **Voluntary Parting of Title To or Possession of Property**

Loss resulting from your, or anyone acting on your express or implied authority, being induced by any dishonest act to voluntarily part with title to or possession of any property.

S. **War and Similar Actions**

Loss resulting from war, whether or not declared, warlike action, insurrection, rebellion, or revolution, or any related act or incident.

T. **Warehouse Receipts Losses**

Loss resulting from fraudulent or dishonest signing, issuing, cancelling or failing to cancel, a warehouse receipt or any papers connected with it.

VI. GENERAL CONDITIONS

A. **ARMORED MOTOR VEHICLE COMPANIES**

Under Insuring Agreements 3. and 4. we will pay only for the amount of loss you cannot recover

1. under your contract with the armored motor vehicle company; and

2. from any insurance or indemnity carried by or for the benefit of customers of the armored motor vehicle company, or from the armored motor vehicle company.

B. CALCULATION OF PREMIUM

The premium charged for this Policy was computed based on rates in effect at the time the Policy was issued. On each renewal, continuation, or anniversary of the effective date of this Policy, we will compute the premium in accordance with our rates and rules then in effect.

C. CANCELLATION OR NONRENEWAL OF POLICY

1. **CANCELLATION**

   a. The first named Insured shown in the Declarations may cancel this Policy by mailing or delivering to us advance written notice of cancellation.

   b. We may cancel this policy by mailing or delivering to the first named Insured written notice of cancellation at least:

      (1) 10 days before the effective date of cancellation if we cancel for non-payment of premium; or

      (2) 90 days before the effective date of cancellation if we cancel for any other reason.

   c. We will mail or deliver our notice to the first named Insured's last mailing address known to us.

   d. Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

   e. If this policy is cancelled, we will send the first named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

   f. If notice is mailed, proof of mailing will be sufficient proof of notice.

2. **NONRENEWAL**

   a. We may elect not to renew this Policy at each annual anniversary date.

   b. If we decide not to renew this policy, we will mail or deliver written notice to the first named Insured shown in the Declarations, at the address shown in this Policy, at least 90 days before the annual anniversary date.

   c. If notice is mailed, proof of mailing will be sufficient proof of notice.

D. CANCELLATION AS TO ANY EMPLOYEE

Insuring Agreement 1. is cancelled as to any "employee"

1. immediately upon discovery by you or any of your partners, members, managers, officers, directors or trustees not in collusion with the "employee" of "theft" or any other dishonest act committed by the "employee" whether before or after becoming employed by you; or

2. on the date specified in a notice mailed to you. The date will be at least 30 days after the date of the mailing. And, the mailing of notice to you at the last mailing address known to us will be sufficient proof of notice. Delivery of notice is the same as mailing.

E. CHANGES

This Policy contains all of the agreements between you and us concerning the insurance afforded. The first named Insured shown in the Declarations is authorized to make changes in the terms of this Policy with our consent. This Policy's terms can be amended or waived only by endorsement issued by us and made a part of this Policy.

F. CONCEALMENT, MISREPRESENTATION OR FRAUD

This Policy is void in any case of fraud by you as it relates to this Policy at any time. It is also void if you or any other Insured, at any time, intentionally conceal or misrepresent a material fact concerning

1. this Policy;

2. the property covered under this Policy;

3. your interest in the property covered under this Policy; or

4. a claim under this Policy.

G. CONSOLIDATION OR MERGER

If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other entity, any additional persons become "employees" or you acquire the use and control of any additional "premises"

1. you must give us written notice and obtain our written consent to extend this insurance to such additional "employees" or "premises". We may condition our consent upon payment of an additional premium; but there shall only be a premium charge if such merger or acquisition results in a 15%, or greater, increase in the number of "employees", assets or revenues acquired through the merger or acquisition.

2. For the first 60 days after the effective date of such consolidation, merger, acquisition of assets or liabilities, any insurance afforded for "employees" or "premises" also applies to these additional "employees" or "premises" for acts committed within this 60 day period.

H. DISCOVERY

1. We will pay for loss which you sustain through acts or events committed or occurring at any time and which are discovered by you during the Policy Period or during the period provided in General Condition L., EXTENDED PERIOD TO DISCOVER LOSS.

2. Discovery of loss occurs when you first become aware of facts which would cause a reasonable person to assume that a loss covered by this Policy has been, or may be incurred even though the exact amount or the details of the loss may not then be known.

3. Discovery also occurs when you receive notice of an actual or potential claim against you alleging facts, which if true, would constitute a covered loss under this policy.

I. DUTIES IN THE EVENT OF LOSS

After you discover a loss or a situation which may result in a loss of, or damage to, "money", "securities" or "other property", you must

1. notify us as soon as possible but no later than 60 days after discovery of loss.

2. submit to examination under oath at our request and give us a signed statement of your answers.

3. give us a detailed, sworn proof of loss within 120 days.

4. cooperate with us in the investigation and settlement of any claim.

5. notify the police if you have reason to believe that your loss involves a violation of law.

J. EMPLOYEE BENEFIT PLANS

1. If any one or more "employee benefit Plans" are insured jointly with any other entity under this Policy, you or the plan administrator must select a Limit of Insurance for Insuring Agreement 1. that is sufficient to provide a Limit of Insurance for each Plan which is at least equal to that required if each Plan were separately insured.

2. If the first named Insured is an entity other than a Plan, any payments we make to the Insured for loss sustained by any Plan will be held by that Insured for the use and benefit of the Plan(s) sustaining the loss.

3. If two or more Plans are insured under this Policy, any payment which we make for loss sustained by two or more Plans, or of commingled "funds" or "other property" of two or more Plans, which arises out of one "occurrence", is to be shared by each Plan sustaining loss in the proportion that the Limit of Insurance required for each Plan bears to the total of those limits.

4. This Policy insures those Plans which are named as additional Insureds in the Declarations or on any attached Schedule for loss through fraud or dishonesty as defined in Section 2580.412-9 of the Employee Retirement Income Security Act (ERISA) as amended. For any Plans not specifically named as Insureds, this Policy is deemed to be in compliance with, and satisfy the bonding requirements of Section 2580.412-11 of the act. This insurance provides a Limit of Insurance which is equal to 10% of the amount of the funds handled or $500,000., whichever is less, for each Plan bonded and the minimum Limit of Insurance for any Plan shall be $1,000. The Limit of Insurance available for any Plan loss will be determined by the amount of funds handled on the date when any covered loss occurs subject to the foregoing limitations.

5. The Deductible provision which applies to the Employee Theft Insuring Agreement shall not apply to loss which is sustained by any Plan subject to ERISA and which Plan is covered under this insurance.

K. EXAMINATION OF YOUR BOOKS AND RECORDS

1. We may examine and audit your books and records as they relate to this Policy at any time during the Policy Period and up to three years afterward.

2. We may also examine and audit the books and records of any organization which you newly acquire and that is deemed to be a named Insured under this Policy.

L. EXTENDED PERIOD TO DISCOVER LOSS

We will pay for loss which you sustained prior to the effective date of termination or cancellation of this insurance, which is discovered by you

1. no later than 60 days from the date of the termination, cancellation or non-renewal; and

2. as respects any "employee benefit Plan(s)", no later than 1 year from the date of that termination, cancellation or non-renewal.

However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by you to replace, in whole or in part, the insurance afforded by this Policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

M. FACSIMILE SIGNATURES

We will treat mechanically reproduced facsimile signatures the same as handwritten signatures.

N. INSPECTION AND SURVEYS

1. We have the right but are not obligated to

    a. make inspections and surveys at any time;

    b. give you reports on the conditions we find; and

    c. recommend changes.

2. Any inspections, surveys, reports or recommendations relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or the safety of workers or the public. And, we do not warrant that conditions

    a. are safe or healthful; or

    b. comply with laws, regulations, codes or standards.

3. This condition applies not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

O. JOINT INSURED

1. If more than one Insured is named in the Declarations, the first named Insured will act for itself and for every other Insured for all purposes of this Policy. If the first named Insured ceases to be covered, then the next named Insured will become the first named Insured.

2. If any Insured, partner, member or officer of an Insured has knowledge of any information relevant to this Policy, that knowledge is considered to be knowledge of every Insured.

3. An "employee" of any Insured is considered to be an "employee" of every Insured.

4. If this Policy or any of its Insuring Agreements is cancelled, terminated or non-renewed as to any Insured, loss sustained by that Insured is covered only if discovered by you during the period of time provided in General Condition L., EXTENDED PERIOD TO DISCOVER LOSS. And, this extended period to discover loss also terminates in accordance with paragraph 2 of that condition.

5. We will not pay a greater amount for loss sustained by more than one Insured than we would pay if all of the loss had been sustained by one Insured.

P. LEGAL ACTION AGAINST US

You may not bring any legal action against us involving loss

1. unless you have complied with all the terms of this Policy; and

2. until 90 days after you have filed proof of loss with us; and

3. unless such action is brought within 2 years from the date that you discover such loss.

Q. LIBERALIZATION

If we adopt any revision that would broaden the coverage within the Policy without additional premium within 45 days prior to or during the Policy Period, the broadened coverage will immediately apply to this Policy.

R. LOSS COVERED UNDER MORE THAN ONE INSURING AGREEMENT OF THIS POLICY

If two or more Insuring Agreements of this Policy apply to the same loss, we will pay the lesser of

1. the actual amount of loss; or

2. the sum of the Limits of Insurance applicable to those Insuring Agreements.

S. NON ACCUMULATION OF LIMIT OF INSURANCE

Regardless of the number of years this Policy remains in force or the number of premiums paid, no Limit of Insurance cumulates from year to year or Policy Period to Policy Period.

T. OTHER INSURANCE

1. This policy does not apply to loss recoverable or recovered under other insurance or indemnity. If the limit of the other insurance or indemnity is insufficient to cover the entire amount of the loss, this Policy will apply to that part of the loss, other than that falling within any Deductible Amount, not recoverable or recovered under the other insurance or indemnity.

2. However, this Policy will not apply to the amount of loss that is more than the applicable Limit of Insurance shown in the Declarations.

U. OWNERSHIP OF PROPERTY; INTERESTS COVERED

1. The property covered under this Policy is limited to property

   a. that you own, lease or client property which you hold on your "premises" or which is in the custody of one acting as your "messenger" and while such property is in transit; or

   b. for which you are legally liable excepting loss of client property occurring on such client's premises.

2. However, this Policy is for your benefit alone and no other person or organization has any rights or benefits. However, any claim for a loss of client property occurring on your "premises" or while in transit in the custody of a "messenger" may only be made by you in your proof of loss.

V. PREMIUMS

The first named Insured is responsible for the payment of all premiums and will be the payee for all return premiums we pay.

W. RECORDS

You must keep records of all property covered under this policy so we can verify the amount of any loss.

X. RECOVERIES

1. Any recoveries, less the cost of obtaining them, made after the settlement of loss covered by this Policy will be distributed

   a. to you, until you are reimbursed for any loss that you sustain that exceeds the Limit of Insurance and the Deductible Amount, if any;

   b. then to us, until we are reimbursed for the settlement made; and

   c. then to you, until you are reimbursed for that part of the loss equal to the Deductible Amount, if any.

2. Recoveries do not include any recovery

   a. from insurance, suretyship, reinsurance, security or indemnity taken for our benefit; or

   b. of original "securities" after duplicates of them have been issued.

Y. SPECIAL LIMIT OF INSURANCE FOR SPECIFIED PROPERTY (Insuring Agreement 3.)

We will pay no more than $5,000. for any one "occurrence" of loss of or damage to

1. precious metals, precious or semi-precious stones, pearls, furs or completed or partially completed articles made of or containing such materials that constitute the principal value of such articles; or

2. manuscripts, drawings or records of any kind or the cost of reconstructing them or reproducing any information contained in them.

Z. TERRITORY

This Policy covers acts committed or events occurring within the United States of America, U.S. Virgin Islands, Puerto Rico or Canada. However, we will pay for loss under Insuring Agreement 1. which is caused by an "employee" while temporarily outside of the territories named in this General Condition for a period of not more than 90 consecutive days.

AA. TRANSFER OF YOUR RIGHTS AND DUTIES UNDER THIS POLICY

1. Your rights and duties under this Policy may not be transferred without our written consent except in the case of death of an individual named Insured.

2. If you die, your rights and duties will be transferred to your legal representative but only while acting within the scope of duties as your legal representative. Until your legal representative is appointed, anyone having proper temporary custody of your property will have your rights and duties but only with respect to that property.

BB. TRANSFER OF YOUR RIGHTS OF RECOVERY AGAINST OTHERS TO US

You must transfer to us all your rights of recovery against any person or organization for any loss you sustained and for which we have paid or settled. You must also do everything necessary to secure those rights and do nothing after loss to impair them.

CC. VALUATION

1. Subject to the applicable Limit of Insurance, we will pay for

   a. loss of "money" but only up to and including its face value. We may, at our option, pay for a loss of "money" issued by any country other than the United States of America in either the face value in the "money" issued in that country, or, in the United States of America dollar equivalent determined by the rate of exchange on the day that the loss occurred.

   b. loss of "securities' but only up to and including their value at the close of business on the day that the loss was discovered. But, we may, at our option, 1) pay the value of such "securities", 2) replace them in kind in which event you must assign to us all your rights, title and interest in and to those "securities" or 3) pay the cost of any Lost Securities Bond required in connection with issuing duplicates of the "securities". However, we will be liable only for the payment of so much of the cost of the bond as would be charged for a bond having a penalty not exceeding the lesser of

      (1) the value of the "securities" at the close of the business on the day the loss was discovered; or

(2) the Limit of Insurance.

c. loss of or damage to "other property" or loss from damage to the "premises" or its exterior for the replacement cost of the property without deduction for depreciation, subject to 2. below. However, we will not pay for more than the lesser of

(1) the Limit of Insurance applicable to the lost or damaged property; or

(2) the cost to replace the lost or damaged property with property of comparable material and quality and used for the same purpose; or

(3) the amount that you actually spend that is necessary to repair or replace the lost or damaged property.

2. We will not pay on a replacement cost basis for any loss or damage

a. until the lost or damaged property is actually repaired or replaced; and

b. unless the repair or replacement is made as soon as reasonably possible after the loss or damage.

If the lost or damaged property is not repaired or replaced, we will pay based on actual cash value.

3. We may, at our option, pay for loss of or damage to property other than "money" in the "money" of the country in which the loss occurred; or in the United States of America dollar equivalent of the "money" of the country where the loss occurred determined by the rate of exchange on the day the loss was discovered. Any property that we pay for or replace becomes our property.

4. Loss of or loss from damage to any books or records of account or other records, tapes, disks, or electronic media used by you in the business but only if

a. such books, records, tapes or disks are actually reproduced and then only for not more than the blank books, pages, tapes and disks or other materials plus the cost of labor for the actual transcription or copying of data which you shall furnish to reproduce such books, records, tapes or disks.

VII DEFINITIONS

A. *"Banking premises"* means the interior portion of that part of any building occupied by a banking institution or similar safe depository.

B. *"Counterfeit"* means an imitation of an actual valid original which is intended to deceive and to be taken as an original.

C. *"Custodian"* means you, or any of your partners, or members or any "employee" while having the care and custody of property inside the "premises", excluding any person while acting as a "watchperson" or janitor.

D. *"Employee"* means

1. any natural person

a. while in your service or for 60 days after termination of service; and

b. whom you compensate directly by salary, wages, commissions; and

c. whom you have the right to direct and control while performing services for you; including one

d. who is performing services for you as the chairman, or a member of any committee and whether compensated or not; or

e. who is a director or trustee while acting as a member of any of your elected or appointed committees to perform on your behalf, specific, as distinguished from general directorial acts; or

f. who is a non-compensated officer; or

g. who is a volunteer who is not compensated, other than one who is a fund solicitor, while performing services for you that are usual to the duties of an "employee"; or

h. who is a former employee, director, partner, member, representative or trustee retained as a consultant while performing services for you; or

i. who is a student intern or guest student pursuing studies or duties in any of your offices or "premises"; and

j. who is your partner or member (of limited liability corporations), but we will not pay for loss caused by any partner or member, unless the amount of the loss exceeds the sum of

(1) any amounts you owe that partner or member; and

(2) the value of that partner's partnership interest, or that member's ownership interest determined by the closing of your organization's books on the date of discovery of the loss by your organization by anyone not in collusion with the person causing the loss, and

(3) any applicable Deductible Amount; then

we will pay the amount of loss excess of that sum, up to the Limit of Insurance applicable to Insuring Agreement 1.

2. a natural person who is a trustee, officer, "employee", administrator or manager, except an administrator or a manager who is an independent contractor, of any "employee benefit Plan(s)" insured under this Policy; and your director or trustee while that person is handling "funds" or "other property" of "employee benefit Plan(s)" insured under this Policy.

3. a natural person who is furnished temporarily to you to substitute for a permanent "employee" to meet seasonal or short term work load conditions and while that temporary person is subject to your direction and control and performing services for you. However, such persons are excluded while having care and custody of property outside the "premises"; and

a. "employee" does NOT mean

(1) any agent, broker, person leased to you by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character; or

(2) any manager, director, partner, member or trustee except while performing acts coming within the scope of the usual duties of an "employee".

E. *"Employee benefit Plan(s)"* means any welfare or pension Plan listed in the Declarations, on an attached schedule or for which automatic coverage is afforded that is subject to the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

F. *"Financial institution"* means a bank, savings bank, savings and loan association or similar thrift institution, a stockbroker, mutual fund, liquid assets fund, or similar investment institution in which you maintain a "transfer account".

G. *"Forgery"* means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any reason.

H. *"Fraudulent transfer instructions"* means

1. fraudulent electronic, telegraphic, facsimile, cable, teletype or telephone instructions to a "financial institution" to debit a "transfer account" and to pay, transfer or deliver "money" or "securities" from such account and which instructions purport to have been authorized by you but which have been fraudulently transmitted by another; or

2. fraudulent written instructions to a "financial institution" to debit a "transfer account" and to pay, transfer or deliver "money" or "securities" from such account through an electronic funds transfer system at specified times or under specified conditions and which instructions purport to have been duly authorized by you but which have been fraudulently issued, forged or altered by another.

I. *"Funds transfer fraud"* means "theft" of "money" or "securities" from any of your "transfer accounts" at a "financial institution" and occurring through "fraudulent transfer instructions" communicated to such "financial institution".

J. *"Messenger"* means you, any of your partners or members or any "employee" while having care and custody of property outside the "premises".

K. *"Money"* means currency, coins and bank notes in current use and having a face value; and travelers checks, register checks and money orders held for sale to the general public.

L. *"Occurrence"* means

1. as respects the Employee Theft Insuring Agreement, all loss caused by, or involving, one or more "employees", whether the result of a single act or a series of acts.

2. as respects the Forgery or Alteration Insuring Agreement, all loss caused by any person or in which that person is involved, whether the loss involves one or more instruments.

3. as respects all other Insuring Agreements, an act or series of related acts involving one or more persons; or an act or event or a series of related acts or events not involving any person.

M. *"Other Property"* or property means any tangible property other than "money" or "securities" that has intrinsic value but does not include any property excluded under this Policy. "Other property" does **not** include trade secrets, proprietary information, confidential information or any copyrights, patents, trademarks, proprietary manufacturing or processing procedures, or secret or confidential information, including but not limited to credit card numbers, bank account numbers or any similar information.

N. *"Premises"* means the interior of that portion of any building which you occupy in conducting your business.

O. *"Robbery"* means the unlawful taking of property from the care and custody of a person by one who has caused or threatened to cause that person bodily harm, or, committed an obviously unlawful act witnessed by that person.

P. *"Safe burglary"* means the unlawful taking of property from within a locked safe or vault by a person unlawfully entering the safe or vault as evidenced by marks of forcible entry upon its exterior, or, the taking of a safe or vault from inside the "premises".

Q. *"Securities"* means negotiable or non-negotiable instruments or contracts representing either "money" or property and includes tokens, tickets, revenue and other stamps (whether represented by actual stamps or unused value in a meter) in current use; and, evidences of debt issued in connection with credit or charge cards, which cards are not issued by you; but does not include "money".

R. *"Theft"* means the unlawful taking of "money", "securities" or "other property" to the deprivation of the Insured.

S. *"Transfer account"* means an account maintained by you at a "financial institution" from which you or your authorized representative may cause the payment, transfer or delivery of "money" or "securities" by any means described in the "fraudulent transfer instructions" definition.

T. *"Watchperson"* means any person whom you retain specifically to have the care and custody of property inside the "premises" and who has no other duties.

ENDORSEMENT

This endorsement, effective on 12/21/20 at 12:01 A.M. standard time, forms a part of

Policy No. 08 FI 0239988 of the HARTFORD FIRE INSURANCE CO.

Issued to THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

Douglas Elliot

Douglas Elliot, President

SCHEDULE OF FORMS AND ENDORSEMENTS

CS00H00701	12/05	DEFINITE TERM ENDORSEMENT
CS00H03700	01/05	BRIDGE ENDORSEMENT - DISCOVERY SUPERSEDING LOSS SUSTAINED COVERAGE
CS00H08800	11/05	PREMIUM ENDORSEMENT
CS00H34002	10/17	INVESTMENT ADVISER EMPLOYEE DISHONESTY COVERAGE FOR ERISA AND NON-ERISA INSURED PLANS
HG00H00901	07/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
CS31H04001	06/07	NEW YORK CHANGES
CS31H34300	02/18	NEW YORK CANCELLATION AS TO ANY EMPLOYEE

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 12/21/20 forms part of policy number 08 FI 0239988

issued to: THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DEFINITE TERM ENDORSEMENT

This endorsement modifies insurance provided under the following:

CrimeSHIELD Policy for Mercantile Entities
CrimeSHIELD Policy for Governmental Entities

This endorsement applies to all Insuring Agreements forming part of this Policy.

The Policy is amended as follows:

I. **ITEM 3.** of the Declarations of this Policy is deleted and replaced by the following:

ITEM 3. Policy Period: From 12:01 a.m. on 12/21/20 to 12:01 a.m. on 12/21/21 Standard time at the mailing address stated in Item 2.

II. The following additional ITEM is added to the Declarations of this Policy:

ITEM 7. Policy Period Premium: $1,470.00

III. The Liability of the Company under this Policy shall not be cumulative from Policy Period to Policy Period.

All other terms and conditions remain unchanged.

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 12/21/20 forms part of policy number 08 FI 0239988

issued to: THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

BRIDGE ENDORSEMENT
DISCOVERY SUPERSEDING LOSS SUSTAINED COVERAGE

This endorsement modifies insurance provided under the following:

Crime*SHIELD* Policy

This endorsement applies to the Policy and all of the Insuring Agreements forming part of this Policy.

PROVISIONS

If the Policy to which this endorsement is attached has replaced similar prior insurance written by a company other than us, and such other insurance provided a period of time to discover loss occurring prior to the termination or cancellation of that coverage, then, the **OTHER INSURANCE** General Condition is amended by adding the following:

3. If a loss is discovered within the period provided by prior insurance to discover losses, we will not pay for such loss unless the amount exceeds the Limit of Insurance under your prior Policy. We will then only pay you for any excess loss subject to the Insuring Agreements, Exclusions and General Conditions of this Policy.

4. Any payment that we make to you under this insurance shall not exceed the difference between the amount of insurance under your prior Policy and the Limit of Insurance shown in the Declarations and we will not apply our **Deductible Amount** to any excess loss payment.

All other terms and conditions remain unchanged.

ENDORSEMENT NO:

This endorsement, effective 12:01 am, forms part of policy number

issued to:

by:

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PREMIUM ENDORSEMENT

This endorsement modifies insurance provided under the following:

CrimeSHIELD Policy for Mercantile Entities
CrimeSHIELD Policy for Governmental Entities

This endorsement applies to all Insuring Agreements forming part of this Policy.

The Policy is amended as follows:

The following additional ITEM is added to the Declarations of this Policy:

ITEM 7. Premium:

Check appropriate premium and payment plan below:

___ **Annual: $____________________**

___ **Annual Installment: $_______________ to be billed in ____________ annual installments.**
(total premium)

___ **3 Year Prepaid: $____________________**

The Liability of the Company under this Policy shall not be cumulative from Policy Period to Policy Period.

All other terms and conditions remain unchanged.

FI 0239988 12/21/20

ENDORSEMENT NO:

This endorsement, effective 12:01 am, **forms part**
of policy number

issued to:

by:

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT ADVISER EMPLOYEE DISHONESTY COVERAGE FOR ERISA AND NON-ERISA INSURED PLANS

This endorsement modifies insurance provided under:

Crime*SHIELD* Policy for Mercantile Entities

I. Section **I CONSIDERATION CLAUSE** and Section **II. INSURING AGREEMENTS** are deleted and replaced by the following:

I. CONSIDERATION CLAUSE

In consideration of the payment of premium, and in reliance upon all statements made and information furnished to us by the "Investment Adviser" in applying for this Policy, and subject to the Declarations, Insuring Agreements, General Conditions, Definitions, Exclusions, Endorsements, and other terms hereof, we agree as follows:

II. INSURING AGREEMENT 1- EMPLOYEE THEFT

We will pay for loss directly sustained by an "Insured Plan", of its "Property", by reason of "Employee Theft" on the part of one or more "Employees" of the "Investment Adviser", acting alone or in collusion with others.

II. Section **III. LIMIT OF INSURANCE** is deleted and replaced with the following:

III. LIMIT OF INSURANCE

A. "Insured Plan" Limits

1. Unless a "Dedicated Limit of Insurance" is provided under the schedule of Insured Plan(s) below, the Limit of Insurance for each "Insured Plan" shall be either:

   a. the minimum limit of insurance required by "ERISA Section 412" including amendments by the Pension Protection Act of 2006 but in no event will the Limit of Insurance for each "Insured Plan" exceed $1,000,000 (one million dollars) nor be less than $1,000 (one thousand dollars), or

   b. with respect to an "Insured Plan" that is not subject to "ERISA" and/or is not required to be insured by "ERISA Section 412", an amount equal to that which would be required of a plan subject to the "ERISA Section 412", including amendments by the Pension Protection Act of 2006 but in no event will the Limit of Insurance for any "Insured Plan" exceed $1,000,000 (one million dollars) nor be less than $1,000 (one thousand dollars);

2. The most that we will pay for any one "occurrence" during an Annual Period is the Limit of Insurance for each "Insured Plan" that sustains a loss covered under Insuring Agreement 1. In the event that the assets of an "Insured Plan" have increased during the Policy Period, we agree to automatically increase the Limit of Insurance to equal the amount required under "ERISA Section 412" at the time you discover loss, regardless of the Limit of Insurance required at the inception of the "Insured Plan" year. In no event will the Limit of Insurance be less than the minimum amount required by "ERISA Section 412". Such payment will be part of, and not in addition to, the Aggregate Policy Limit in B.

B. **Aggregate Policy Limits**

1. In no event shall the total amount of insurance provided by this Policy under Insuring Agreement 1., during each Annual Period within the Policy Period and any Extended Period to Discover Loss, ever exceed $25,000,000 in the aggregate for all "Insured Plans" covered by this Policy, whether as initially included at the inception of the Policy Period or added or deleted during the Policy Period under Section **VI. GENERAL CONDITIONS**, paragraph **G. CONSOLIDATION OR MERGER**.
2. In the event a Co-Surety Endorsement is attached to this Policy, Section III, paragraph B.1. set forth above is deleted.

C. **Schedule of Insured Plan(s)**

1. The Limit of Insurance for each "Insured Plan" shall be as scheduled below:

"Schedule of Insured Plans"	"Dedicated Limit of Insurance"	"Deductible"
	$	$

2. The most that we will pay for any one "Occurrence" is the Limit of Insurance for each of the above "Insured Plans" that sustains a loss covered under Insuring Agreement 1.

III. Section **V. EXCLUSIONS** is amended as follows:

A. **Exclusion B. Acts Committed by You** is deleted.

B. **Exclusion H. Indirect Loss** is deleted and replaced by the following:

H. **Indirect Loss**

Loss that is an indirect result of any act or "Occurrence" covered by this Policy including but not limited to loss resulting from:

1. fines, penalties or any damages other than compensatory damages (but not multiples thereof) for which the "Investment Adviser" is legally liable to an "Insured Plan", arising from a loss covered under Insuring Agreement 1. of this Policy;
2. loss of potential income, interest and dividends not realized by any "Insured Plan"; or
3. consequential loss of any nature, including consequential damages in any action.

C. **Exclusion O. Trading Losses** is deleted and replaced by the following:

O. **Trading Losses**

Loss resulting directly or indirectly from trading, whether in the name of an "Insured Plan" or in a fictitious account.

D. The following additional exclusions are added:

- Costs, fees and expenses incurred by the "Investment Adviser" in proving the existence or amount of loss under this Policy.
- Loss caused by any "Employee" of the "Investment Adviser" or its predecessor in interest, for whom similar prior insurance has been cancelled and not reinstated since the last cancellation;
- Breach of fiduciary duty on the part of any "Employee" or "Investment Adviser", unless otherwise covered under Insuring Agreement 1.;
- Faithful performance of duty on the part of any "Employee" or "Investment Adviser", unless otherwise covered under Insuring Agreement 1.; or
- Loss of funds to which an "Insured Plan" is not legally entitled.

IV. Section **VI. GENERAL CONDITIONS** is amended as follows:

A. Paragraphs **C. CANCELLATION OR NONRENEWAL OF POLICY** and **E. CHANGES** are amended by replacing the term "first named Insured" with the term "Investment Adviser".

B. Paragraph **G. CONSOLIDATION OR MERGER** is deleted and replaced by the following:

G. CONSOLIDATION OR MERGER

If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other Investment Adviser as defined in the Investment Adviser Act of 1940:

1. any additional persons become "Employees"; or
2. the "Investment Adviser" acquires the use and control of any additional "Premises"; or
3. the "Investment Adviser" commences providing "Investment Advisory Service" to "ERISA Plans" or "Non-ERISA Plans" which were clients or customers of such other entity ("Additional Plans"), then:

   a. the "Investment Adviser" must give us written notice and obtain our written consent to extend this insurance in whole or in part to such additional "Employees", "Premises", or to such "Additional Plans". We may condition any consent upon payment of an additional premium.

      Upon obtaining our written consent and payment of any required premium, the addition or deletion of any "Insured Plans" is subject to the conditions set forth under Section **VI. GENERAL CONDITIONS**, paragraphs F.2. and F.3..

   b. For the first 60 days after the effective date of such consolidation, merger, acquisition of assets or liabilities ("Effective Date"), any insurance afforded for "Employees" or "Premises" or "Insured Plans" also applies to these additional "Employees" or "Premises" or "Additional Plans", with respect to "Employee Theft" discovered after the Effective Date.

   c. If the "Investment Adviser" fails to obtain our written consent to such extension of insurance within the period provided in paragraph b., there shall be no coverage under this Policy with respect to such additional "Employees" or "Premises" or "Additional Plans", for whom such consent has not been obtained, from and after the Effective Date.

C. Paragraph **H. DISCOVERY** is deleted and replaced by the following paragraph H.

H. DISCOVERY

1. During each Annual Period, we will pay for loss sustained by one or more "Insured Plans" through acts or events committed or occurring at any time and which are first discovered during that Annual Period or during the period provided in Paragraph L. **EXTENDED PERIOD TO DISCOVER LOSS** below.
2. Discovery of loss occurs when the "Investment Adviser", or any partner, director, officer, risk manager, general counsel, staff attorney or supervisory "Employee" thereof, first becomes aware of facts which would cause a reasonable person to assume that a loss covered by this Policy has been, or may be incurred even though the exact amount or the details of the loss may not then be known.
3. Discovery also occurs when the "Investment Adviser" receives notice of an actual or potential claim alleging that the "Investment Adviser" is liable to an "Insured Plan" or someone claiming an interest in an "Insured Plan".

D. Paragraphs **J. EMPLOYEE BENEFIT PLANS**, **O. JOINT INSUREDS**, **Q. LIBERALIZATION** and **U. OWNERSHIP OF PROPERTY; INTERESTS COVERED** are deleted.

E. Paragraph **L. EXTENDED PERIOD TO DISCOVER LOSS** is deleted and replaced by the following:

L. EXTENDED PERIOD TO DISCOVER LOSS

1. We will pay for loss, sustained by an "Insured Plan" prior to the end of the Policy Period or the effective date of termination or cancellation of this insurance, whichever is earlier, that is discovered no later than one year after the end of the Policy Period or the effective date of termination or cancellation of this insurance, whichever is earlier.
2. This extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the "Investment Adviser" to replace, in whole or in part, the insurance afforded by this Policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

FI 0239988 12/21/20

F. Paragraph **S. NON ACCUMULATION OF LIMIT OF INSURANCE** is deleted and replaced by the following:

S. NON ACCUMULATION OF LIMIT OF INSURANCE

Regardless of the number of years this Policy remains in force or the number of premiums paid, no Limit of Insurance cumulates from Annual Period to Annual Period (year to year) or Policy Period to Policy Period.

G. The following new conditions are added:

- **STATUTORY COVERAGE / CONFORMITY**

  Subject to the Terms, Conditions, Limitations and other provisions of this Policy, the insurance provided by Insuring Agreement 1. of this Policy is written to satisfy the requirements of "ERISA Section 412".

  Where a provision of this Policy is found to conflict with the requirements of "ERISA Section 412" that provision shall be deemed amended to conform to "ERISA Section 412's" minimum requirements; provided that, the "ERISA Section 412's" minimum limit of insurance requirements shall not apply if the "Dedicated Limit of Insurance" for a scheduled "Insured Plan" exceeds such "ERISA Section 412's" minimum limit.

- **MANDATORY AND OPTIONAL COVERAGE/ INSURED PLANS**

  a. Coverage for "ERISA Plans" that are "Insured Plans" shall apply under Insuring Agreement 1. in conformity with the Policy requirements of "ERISA Section 412" subject to the provisions of this Policy.

  b. Coverage for "Non-ERISA Plans" that are "Insured Plans" shall apply under Insuring Agreement 1. as if these "Non-ERISA Plans" were required to be subject to "ERISA" and the Policy requirements of "ERISA Section 412".

- **INITIAL DESIGNATION, ADDITION, and DELETION OF COVERAGE FOR INSURED PLANS**

  a. Initial Designation

  Subject to Paragraph c. of this Condition,

  The "Insured Plans", covered by this insurance, are only those "ERISA Plans" and those "Non-ERISA Plans", which are "Insured Plans" at the inception of this Policy, or which are added under Paragraph b. below.

  b. Automatic Addition

  In addition to the "Insured Plans" included in Paragraph 3 a., above and subject to the provisions of Paragraph 3 c. of this Condition, and to Section **VI. GENERAL CONDITIONS**, paragraph G.,

  i. Coverage under this Policy shall automatically apply for any "ERISA Plan" and any "Non-ERISA Plan" for which the "Investment Adviser" commences providing "Investment Advisory Service" after the inception of this Policy, and during an Annual Period;

  ii. Such coverage shall be without additional charge for premium, but shall apply only for the remainder of the Policy Period during which such commencement takes place.

  However, Automatic Addition as set forth above shall not apply if "Dedicated Limits of Insurance" are provided.

  c. Deletion

  i. Coverage under this Policy shall cease automatically, and coverage shall be deleted for any "Insured Plan" on the date on which the "Investment Adviser" ceases to provide "Investment Advisory Service" for such "Insured Plan", subject also to Section **VI. GENERAL CONDITIONS**, paragraph L. EXTENDED PERIOD TO DISCOVER LOSS.

- **DESIGNATION OF INVESTMENT ADVISER**

  a. The "Investment Adviser" shall have the sole right to claim, adjust, receive or enforce payment of any loss covered under this Policy, and shall be the sole agent of the "Insured Plans" for such purposes and for the giving or receiving of any notice or proof required to be given by the terms of this Policy, and for the purpose of effecting or accepting any amendments to or termination of this Policy. Each

and every "Insured Plan" shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in this Policy or any right of action in this Policy whatsoever and that this Policy or any right of action on this Policy shall not be assignable. This Policy affords coverage only to the "Investment Adviser" with respect to specified "Property" of an "Insured Plan". No claim, suit, action, or legal proceedings shall be brought under this Policy by anyone other than the "Investment Adviser".

b. All payments made by us under the terms of this Policy pursuant to Insuring Agreement 1. shall be made payable to the "Insured Plans" without regard to its obligations to others. We shall not be responsible for the proper application of any payments made.

- **OTHER PAYMENTS**

If the Insurer or any of its subsidiaries or affiliated companies makes payment under another policy, bond or another coverage section of this policy or bond on account of any claim also covered under this coverage section, the Limit of Insurance for this coverage section with respect to such claim shall be reduced by the amount of such payment.

- **REPRESENTATIONS**

In applying for the Investment Advisor ERISA coverage provided by this Policy the "Investment Adviser" represents that all statements, representations, and information contained in the Application are true and accurate.

This Policy is issued in reliance upon the Application. The "Investment Adviser" agrees that if the Application is not true or accurate, no coverage shall be afforded under this Policy.

Application means any application for this Policy, including any materials or information submitted therewith or made available to the Insurer by the "Investment Adviser" during the underwriting process, which application shall be on file with the Insurer and deemed a part of this Policy and attached hereto;

V. Section **VII. DEFINITIONS** is amended as follows:

A. Paragraph D. *"Employee"* is deleted and replaced by the following:

D. *"Employee"* means:

1. a. a corporate officer, or natural person proprietor, member or partner, of the "Investment Adviser";

b. a natural person while in the regular service of the "Investment Adviser" at any of the "Investment Adviser's" offices and who is compensated directly by the "Investment Adviser" through its payroll system and subject to the United States Internal Revenue Service Form W-2, and whom the "Investment Adviser" has the right to control and direct; or

c. a person provided by an employment contractor to perform employee duties for the "Investment Adviser" under the "Investment Adviser's" supervision;

The term Employee shall not include:

2. a. any partner, officer or employee of an investment company, custodian, transfer agent, shareholder record keeper or administrator with respect to an "Insured Plan";

b. any Director, Trustee, Officer, Employee or Administrator of any "Insured Plan"; or

c. Independent contractors, intermediaries, agents, brokers or other representatives of the same type, other than those specified in D. 1. c. above.

B. Paragraph L. *"Occurrence"* is deleted and replaced by the following:

"Occurrence" means all loss caused by, or involving, one or more "Employees", whether the result of a single act or a series of acts committed by any "Employee" or in which such "Employee" is involved or implicated, and whether involving one "Insured Plan" or more than one "Insured Plan".

C. Paragraph N. *"Premises"* is deleted and replaced by the following:

"Premises" means an office location or portion of another structure used by the "Investment Adviser" for the conduct of "Investment Advisory Service".

D. Paragraph R. *"Theft"* is deleted and wherever that term appears in the policy is replaced by the term "Employee Theft".

E. The following definitions are added:

- *"Annual Period"* means that period of time from either the:

  1. inception date of the Policy (12:01 A.M. Standard Time) until the first annual anniversary date of such inception date (12:00 A.M. Standard Time); or
  2. the first annual anniversary of such inception date (12:00 A.M. Standard Time) until the second annual anniversary date of such inception date.

  If either Annual Period is terminated or canceled, the Policy Period is also deemed terminated or canceled.

- *"Dedicated Limit of Insurance"* means the limit of insurance specified in the Schedule of Insured Plan(s) that shall be equal to or greater than the limit of insurance required by "ERISA Section 412"

- *"Deductible"* means the amount set forth in the "Schedule of Insured Plan(s)" applicable to a loss suffered by an "Insured Plan" for which the "Insured Plan" has received from us:

  1. $500,000; or
  2. $1,000,000, if the employee benefit plan holds "employer securities" within the meaning of section 407(d)(1) of "ERISA 412".

- *"Co-Surety Endorsement"* means a co-surety arrangement between participating insurance companies that provides program aggregate limits of insurance.

- *"Employee Theft"* means any fraudulent or dishonest act on the part of one or more "Employee"(s) of the "Investment Adviser", in the handling of "Property" of an "Insured Plan".

- *"Extended Period to Discover Loss"* means the extended period described in Section VI., Paragraph L. of the Policy.

- *"ERISA"* means the Employee Retirement Income Security Act of 1974, as amended.

- *"ERISA Plans"* means those pension, welfare and benefit plans which are required to be insured under "ERISA Section 412".

- *"ERISA Section 412"* refers to 29 U.S.C. § 1112, as amended, and regulations issued pursuant to that section.

- *"Insured Plan"* means any "ERISA" or "Non-ERISA Plan" meeting the requirements of Section **VI. GENERAL CONDITIONS**, paragraph **F.**3. for which the "Investment Adviser" provides solely "Investment Advisory Services" pursuant to written contract

- *"Investment Adviser"* means the person or entity designated as the Named Insured in Item 1. of the Declarations, who or which provides solely "Investment Advisory Services" to the "Insured Plans".

- *"Investment Advisory Services"* means investment advice or other investment related services provided to an "Insured Plan" by the "Investment Adviser" pursuant to a written contract with such Plan.

- *"Non-ERISA Plans"* means qualified retirement and employee benefit plans not subject to "ERISA", and/or not required to be insured by "ERISA Section 412".

- *"Property"* with respect to an "Insured Plan", has the meaning given to the term "funds or other property" in 29 C.F.R. § 2580.412-4.

- *"Schedule of Insured Plan(s)"* means that schedule set forth in Section III. LIMIT OF INSURANCE, B.1.

All other terms and conditions remain unchanged.

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 12/21/20 forms part
of policy number 08 FI 0239988

issued to: THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:
The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:
The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

All other terms and conditions remain unchanged.

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 12/21/20 **forms part**
of policy number 08 FI 0239988

issued to: THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CHANGES

This endorsement modifies insurance provided under the following:

Crime*SHIELD* POLICY

A. The following General Condition is added to the Policy:

CALCULATION OF PREMIUM

1. For Policies with fixed terms in excess of one year, or Policies with no stated expiration date, except as provided in paragraph 2., the following applies:

   The premium shown in the Declarations was computed based on rates and rules in effect at the time the Policy was issued. On each renewal or continuation of this Policy, we will compute the premium in accordance with our rates and rules then in effect.

2. For Policies with fixed terms in excess of one year, where premium is computed and paid annually, the following applies:

   a. The premium shown in the Declarations was computed based on rates and rules in effect at the time the Policy was issued. Such rates and rules will be used to calculate the premium at each anniversary, for the entire term of the Policy, unless the specific reasons described in paragraph 2. or 3. apply.

   b. The premium will be computed based on the rates and rules in effect on the anniversary date of the Policy only when, subsequent to the inception of the current Policy Period, one or more of the following occurs:

      (1) After issuance of the Policy or after the last renewal date, discovery of an act or omission, or a violation of any Policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Policy Period.

      (2) A material physical change in the property insured, occurring after issuance or last anniversary renewal date of the Policy, causes the property to become uninsurable in accordance with underwriting standards in effect at the time the Policy was issued or last renewed; or

      (3) A material change in the nature or extent of the risk, occurring after issuance or last anniversary renewal date of the Policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the Policy was issued or last renewed.

3. If, subsequent to the inception of the current Policy Period, the Limit of Insurance is increased, or Additional Insuring Agreements or Causes of Loss are insured, the rate and rules in effect at the time of the change will be applied to calculate the premium and will continue to apply to the change at subsequent anniversary dates.

B. General Condition **C. CANCELLATION OR NONRENEWAL OF POLICY** is replaced by the following:

1. The first named Insured shown in the Declarations may cancel this entire Policy by mailing or delivering to us advance written notice of cancellation.

2. **CANCELLATION OF POLICIES IN EFFECT:**

a. 60 DAYS OR LESS

We may cancel this Policy by mailing or delivering to the first named Insured and to the authorized insurance agent or broker, a written notice of cancellation not less than:

(1) 20 days before the effective date of cancellation if we cancel for any reason not included in paragraph **B.2.a.**(2) below.

(2) 15 days before the effective date of cancellation if we cancel for any of the following reasons:

(a) Nonpayment of premium;

(b) Conviction of a crime arising out of acts increasing the hazard insured against;

(c) Discovery of fraud or material misrepresentation in the obtaining of the Policy or in the presentation of a claim;

(d) After issuance of the Policy or after the last renewal date, discovery of an act or omission, or a violation of any Policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Policy Period;

(e) Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the Policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the Policy was issued or last renewed;

(f) Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(g) A determination by the Superintendent that the continuation of the Policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(h) Where we have reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that the insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If we cancel for this reason, you may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review our cancellation decision. Also, we will simultaneously send a copy of this cancellation notice to the Insurance Department.

b. **FOR MORE THAN 60 DAYS**

If this Policy has been in effect for more than 60 days, or if this Policy is a renewal or continuation of a Policy we issued, we may cancel only for any of the reasons listed in paragraph **B.2.a.(2)** above, provided we mail the first named Insured, and to the authorized insurance agent or broker, written notice at least 15 days before the effective date of cancellation.

3. We will mail or deliver our notice, including the reason for cancellation, to the first named Insured, at the address shown in the Policy, and to the authorized agent or broker.

4. Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

5. If the policy is cancelled for nonpayment of premium, the notice of cancellation will state the amount due.

6. If this Policy is cancelled, we will send the first named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, we will be entitled to retain a minimum earned premium of 10% of the total Policy premium or $60, whichever is greater. The cancellation will be effective even if we have not made or offered a refund.

7. If notice is mailed, proof of mailing will be sufficient proof of notice.

8. If one of the reasons for cancellation in paragraph **B.2.a.**(2) exists, we may cancel this entire Policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this Policy.

C. The following General Conditions are added:

1. **NONRENEWAL**

If we decide not to renew this Policy we will send notice as provided in Paragraph **C.3.** below.

2. **CONDITIONAL RENEWAL**

If we conditionally renew this Policy subject to a:

a. Change of limits;

b. Change in type of coverage;

c. Reduction of coverage;

d. Increased deductible;

e. Addition of exclusion; or

f. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added or increased exposure units; or as a result of experience rating, loss rating, retrospective rating or audit;

we will send notice as provided in Paragraph **C.3.** below

3. NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL

a. If we decide not to renew this Policy or to conditionally renew this Policy as provided in Paragraphs **C.1.** and **C.2.** above, we will mail or deliver written notice to the first named Insured shown in the Declarations, and to the authorized insurance agent or broker, at least 60 but not more than 120 days before:

(1) The expiration date; or

(2) The anniversary date if this is a continuous policy.

b. Notice will be mailed or delivered to the first named Insured at the address shown in the Policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

c. Notice will include the specific reason(s) for non-renewal or conditional renewal, including the amount of any premium increase for conditional renewal and description of any other changes.

d. If we cannot determine whether we will conditionally renew this Policy, we will send an Alternative Notice to the first named Insured at the last address known to us. The Alternative Notice will advise you that as soon as possible we will send a second notice to you indicating our exact intention. Coverage will remain in effect under the same terms, conditions, rates as the expiring Policy until 60 days after the second notice, Notice of Conditional Renewal, is sent to you.

e. If we violate any of the provisions of paragraphs **C.3.a., b. or c.** above by sending the first named Insured an incomplete or late conditional renewal notice or a late non-renewal notice:

(1) Coverage will remain in effect at the same terms and conditions of this Policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 days period, has replaced the coverage or elects to cancel.

(2) On or after the expiration date of this policy, coverage will remain in effect at the same terms and conditions of this Policy for another Policy Period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional Policy Period, has replaced the coverage or elects to cancel.

f. We will not send you notice of non-renewal or conditional renewal if you, your authorized agent or broker or another insurer of yours mails or delivers notice that the Policy has been replaced or is no longer desired.

4. LOSS INFORMATION

Upon written request by the first named Insured or your authorized agent or broker, we shall mail or deliver the following loss information covering a period of years specified by the Superintendent of Insurance by regulation or the period of time coverage has been provided by us, whichever is less, within 10 days of such request:

A. information of closed claims, including date and description of occurrence and any payments;

B. information of open claims, including date and description of occurrence, and amounts of any payments; and

C. information on notice of any occurrences, including date and description of occurrence.

All other terms and conditions remain unchanged.

Juan Andrade, President & COO

ENDORSEMENT NO: 7

This endorsement, effective 12:01 am, 12/21/20 forms part of policy number 08 FI 0239988

issued to: THE NORTH COUNTRY FUNDS C/O GEMINI FUNDS SERVICES, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK

CANCELLATION AS TO ANY EMPLOYEE

This endorsement modifies insurance provided under the following:

Crime*SHIELD* POLICY For Mercantile Entities

Section **VI.**, **GENERAL CONDITIONS**, paragraph **D. CANCELLATION AS TO ANY EMPLOYEE**, 1. is deleted and replaced with the following:

1. immediately upon discovery by you or any of your partners, members, managers, officers, directors or trustees not in collusion with the "employee" of "theft" or any other dishonest act committed by the "employee" whether before or after becoming employed by you. However, this paragraph does not apply to an "employee" who was convicted of one or more criminal offenses in this state or any other jurisdiction prior to becoming employed by the Insured if, after learning about the "employee's" past criminal conviction or convictions, the Insured made a determination to hire or retain the "employee" utilizing the factors set out in New York Correction Law Article 23-A;or

All other terms and conditions remain unchanged.

THE HARTFORD

HARTFORD FIRE INSURANCE CO.

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully.**

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

THE HARTFORD

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.